                                                              File No. 333-90837


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

         A.       Exact name of Trust:

                           THE PAINEWEBBER EQUITY TRUST,
                           GROWTH STOCK SERIES 24

         B.       Name of Depositor:

                           PAINEWEBBER INCORPORATED

         C.       Complete address of Depositor's principal executive office:

                           PAINEWEBBER INCORPORATED
                           1285 Avenue of the Americas
                           New York, New York  10019

         D.       Name and complete address of agents for service:

                           PAINEWEBBER INCORPORATED
                           Attention:  Mr. Robert E. Holley
                           1200 Harbor Boulevard
                           Weehawken, New Jersey  07087

                           Copy to:

                           CARTER, LEDYARD & MILBURN
                           Attention: Kathleen H. Moriarty, Esq.
                           2 Wall Street
                           New York, New York  10005

         E.       Total and amount of securities being registered:

                           An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940.

         F.       Proposed maximum offering price to the public of the
                           securities being registered:

                           Indefinite pursuant to Rule 24f-2.

         G. Amount of filing fee, computed at one-thirty-eighth of 1 percent of the proposed maximum aggregate offering price to the public:

                           None required pursuant to Rule 24f_2.

         H.       Approximate date of proposed sale to public:

                           AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


                  [ ] Check box if it is proposed that this filing will become effective on _______, 2000 at 3:00 p.m. pursuant to Rule 487.

                          THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 24

                              Cross Reference Sheet
                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)


Form N-8B-2                                          Form S-6
Item Number                                    Heading in Prospectus
-----------                                    ---------------------
I.  Organization and General Information
    ------------------------------------
1.     (a) Name of Trust                           )  Front Cover
       (b) Title of securities issued              )

2.     Name and address of Depositor               )  Back Cover

3.     Name and address of Trustee                 )  Back Cover

4.     Name and address of principal               )  Back Cover
         Underwriter                               )

5.     Organization of Trust                       )  The Trust

6.     Execution and termination of                )  The Trust
         Trust Agreement                           )  Termination of the
                                                   )  Trust

7.     Changes of name                             )  *

8.     Fiscal Year                                 )  *

9.     Litigation                                  )  *


                      II. General Description of the Trust
                           and Securities of the Trust
                           ---------------------------

10.    General Information regarding Trust's       )  Brief Description of the
                                                      Trust's Investment
                                                      Portfolio; the Composition
                                                      of the Trust Portfolio
          Securities and Rights of Unitholders     )  Rights of Unitholders

------------

* Not applicable, answer negative or not required.

     (a)    Type of Securities                  )  The Trust
            (Registered or Bearer)              )

     (b)    Type of Securities                  )  The Trust
            (Cumulative or Distributive)        )

     (c)    Rights of Holders as to             )  Rights of Unitholders;
            Withdrawal or Redemption            )  Redemption;
                                                )  Public Offering of
                                                )  Units, Secondary
                                                )  Market for Units
                                                )  Exchange Option

     (d)    Rights of Holders as to             )  Public Offering of
            conversion, transfer, etc.          )  Units; Administration
                                                )  of the Trust

     (e)    Rights of Trust issues periodic     )  *
            payment plan certificates           )

     (f)    Voting rights as to Securities      )  Rights of Unitholders;
            under the Indenture                 )  Amendment of the Indenture
                                                )  and Termination of the
                                                )  Trust

     (g)    Notice to Holders as to             )
            change in                           )
            (1) Assets of Trust                 )
            (2) Terms and Conditions            )
                 of Trust's Securities          )
            (3) Provisions of Trust             )  Amendment of the Indenture;
            (4) Identity of Depositor           )  Administration of the Trust-
                and Trustee                     )  Portfolio Supervision
     (h)    Consent of Security Holders         )
            required to change                  )

            (1) Composition of assets           )  Amendment of the Indenture
                of Trust
            (2) Terms and conditions            )  Amendment of the Indenture
                 of Trust's Securities          )
            (3) Provisions of Indenture         )  Portfolio Supervision
            (4) Identity of Depositor and       )    Sponsor; Trustee
                Trustee                         )

11.    Type of securities comprising            )  The Trust; Rights of Unit-
       security holder's interest               )  holders; Administration of
                                                )  the Trust-Portfolio
                                                )  Supervision


--------------
* Not applicable, answer negative or not required.

12.  Information concerning periodic       ) *
     payment certificates                  )

13.  (a) Load, fees, expenses, etc.        ) Fees and Expenses;
                                             Essential Information Regarding
                                             The Trust; Public Offering Price of
                                           ) Units, Administration of
                                           ) the Trust, Expenses of the
                                           ) Trust

     (b)  Certain information regarding    ) *
          periodic payment certificates    )

     (c)  Certain percentages              ) Public Offering of Units

     (d)  Certain other fees, etc.         )
          payable by holders               ) Fees and Expenses;
                                             Essential Information Regarding
                                             The Trust;

     (e)  Certain profits receivable by    ) Public Offering of Units-
          depositor, principal under-      ) Public Offering Price;
          writers, trustee or affiliated   ) -Sponsor's Profit-Secondary
          persons                          ) Market for Units

     (f)  Ratio of annual charges to       ) *
          income                           )

14.  Issuance of trust's securities        ) The Trust
                                           ) Public Offering of Units

15.  Receipt and handling of payments      ) Public offering of Units
     from purchasers                       )

16.  Acquisition and disposition of        ) The Trust, Administration
     Underlying Securities                 ) of the Trust, Amendment of
                                           ) the Indenture, Termination
                                           ) of the Trust

17.  Withdrawal or redemption              ) Public Offering of Units
                                           ) Administration of the Trust

18.  (a)  Receipt and disposition of       ) Distributions, The Trust,
          income                           ) Administration of the Trust

     (b)  Reinvestment of distributions    ) Reinvestment Plan

       (c)    Reserves or special fund           )  Distributions, Redemption,
                                                 )  Expenses of the Trust,
                                                 )  Termination of the Trust,
                                                 )  Amendment of the Indenture


------------

* Not applicable, answer negative or not required.

      (d)    Schedule of distribution      ) *

19.   Records, accounts and report         ) Distributions, Administra-
                                           ) tion of the Trust

20.   Certain miscellaneous provisions of  ) Trustee, Sponsor, Termina-
      trust agreement                      ) tion of the Trust, Amend-
                                           ) ment of the Indenture

21.   Loans to security holders            ) *

22.   Limitations on liability             ) Sponsor, Trustee, Redemp-
                                           ) tion

23.   Bonding arrangements                 ) Included in Form N-8B-2

24.   Other material provisions of         ) *
      trust agreement                      )


                       III. Organization Personnel and
                       Affiliated Persons of Depositor
                       -------------------------------

25.   Organization of Depositor            ) Sponsor

26.   Fees received by Depositor           ) Public Offering of
                                           ) Units-Public Offering
                                           ) Price, Expenses of the
                                           ) Trust

27.   Business of Depositor                ) Sponsor

28.   Certain information as to            ) Sponsor
      officials and affiliated             )
      persons of Depositor                 )

29.   Voting securities of Depositor       ) *

30.   Persons controlling Depositor        ) Sponsor

31.   Payments by Depositor for certain    ) *
      other trust services                 )

32.   Payments by Depositor for certain    ) *
      certain other services               )
      rendered to trust                    )

33.     Remuneration of employees of       ) *
        Depositor for certain services     )
        rendered to trust                  )


----------
* Not applicable, answer negative or not required.

34.   Remuneration of other persons                   ) *
      for certain services rendered                   )
      to trust                                        )


                  IV. Distribution and Redemption of Securities
                      -----------------------------------------

35.   Distribution of trust's                 ) Public Offering of Units
      securities by states                    )

36.   Suspension of sales of trust's          ) *
      securities                              )

37.   Revocation of authority to              ) *
      distribute                              )

38.   (a)  Method of distribution             ) Distributions; Public Offering of Units
      (b)  Underwriting agreements            ) The Trust, Administration
      (c)  Selling agreements                 ) of The Trust

39.   (a)  Organization of principal          ) Sponsor
           Underwriter                        )
      (b)  N.A.S.D. membership of             ) Sponsor
           principal underwriter              )

40.   Certain fees received by                ) Public Offering of Units,
      principal underwriter                   ) Expenses of the Trust

41.   (a)  Business of principal              ) Sponsor
           underwriter                        )

      (b)  Branch officers of principal       )
           underwriter                        )

      (c)  Salesman of principal              ) *
           underwriter                        )

42.   Ownership of trust's securities         ) *
      by certain persons                      )

43.   Certain brokerage commissions           ) *
      received by principal underwriter       )

44.   (a)    Method of valuation              ) Public Offering of Units;
                                              ) Valuation
      (b)    Schedule as to offering price    )  *

      (c)    Variation in Offering         ) Public Offering of Units; Price to
             certain persons               ) Administration of the Trust

-----------
* Not applicable, answer negative or not required.

45.   Suspension of redemption rights          ) *

46.   (a)    Redemption valuation              ) Public Offering of Units
                                               ) -Public Offering Price
                                               ) -Secondary Market for Units
                                               ) Valuation, Redemption

      (b)    Schedule as to redemption         ) *
             price                             )


               V. Information concerning the Trustee or Custodian
                  -----------------------------------------------

47.   Maintenance of position in               ) Redemption, Public Offering
      underlying securities                    ) of Units-Public Offering
                                               ) Price

48.   Organization and regulation of           ) Trustee
      Trustee)

49.   Fees and expenses of Trustee             ) Fees and Expenses; Expenses of the Trust

50.   Trustee's lien                           ) Expenses of the Trust


          VI. Information concerning Insurance of Holders of Securities
              ---------------------------------------------------------

51.   (a)    Name and address of Insurance        ) *
             Company                              )
      (b)    Type of policies                     ) *
      (c)    Type of risks insured and            ) *
             excluded                             )
      (d)    Coverage of policies                 ) *
      (e)    Beneficiaries of policies            ) *
      (f)    Terms and manner of                  ) *
             cancellation                         )
      (g)    Method of determining premiums       ) *
      (h)    Amount of aggregate premiums         ) *
             paid                                 )
      (i)    Who receives any part of             ) *
             premiums                             )
      (j)    Other material provisions of         ) *
             the Trust relating to insurance      )

------------

* Not applicable, answer negative or not required.

                            VII. Policy of Registrant
                                 --------------------

52.     (a)    Method of selecting and                      )  Brief Description of the Trust
                                                               Portfolio;
               eliminating securities from                  )  The Composition of the Trust Portfolio;
               the Trust                                    )  The Trust, Administration of the Trust
        (b)    Elimination of securities                    )  *
               from the Trust                               )
        (c)    Policy of Trust regarding                    )  The Trust, Administration
               substitution and elimination                 )  of the Trust
               of securities                                )
        (d)    Description of any funda-                    )  The Trust, Administration mental
               policy of the Trust                          )  of the Trust-Portfolio
                                                            )  Supervision

53.     (a)    Taxable status of the Trust                  )  Federal Income Taxes
        (b)    Qualification of the Trust as                )
               a regulated investment company               )  Federal Income Taxes


                   VIII. Financial and Statistical Information
                         -------------------------------------

54.     Information regarding the Trust's                   )  *
               past ten fiscal years                        )

55.     Certain information regarding                       )  *
        periodic payment plan certificates                  )

56.     Certain information regarding                       )  *
        periodic payment plan certificates                  )

57.     Certain information regarding                       )  *
        periodic payment plan certificates                  )

58.     Certain information regarding                       )  *
        periodic payment plan certificates                  )

59.      Financial statements                               )  Statement of Net Assets
        (Instruction 1(c) to Form S_6)                      )


-----------

* Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                            PAINEWEBBER EQUITY TRUST

                             Growth Stock Series 24

                            (A Unit Investment Trust)


                       Building the Info Utility Industry
--------------------------------------------------------------------------------

   o The Emerging "Info Utility Industry" is Comprised of Companies That are Significantly Involved in Building a Corporate Presence on the Web and in Connecting Consumers to the Web.


   o Portfolio of Common Stocks Chosen for Their Above-Average Potential for Capital Appreciation

   o  Professional Selection

--------------------------------------------------------------------------------
     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                    SPONSOR:


                            PAINEWEBBER INCORPORATED

            THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.

                      PROSPECTUS PART A DATED MARCH 1, 2000

                               TABLE OF CONTENTS



PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 24 PROSPECTUS PART A   PAGE
                                                                     ----
Brief Description of the Trust ...................................   A-3
Summary of Risks .................................................   A-4
Fees and Expenses ................................................   A-6
Brief Description of the Trust's Investment Portfolio ............   A-8
Is This Trust Appropriate for You? ...............................   A-8
Essential Information Regarding the Trust ........................   A-9
Report of Independent Auditors ...................................   A-11
Statement of Net Assets ..........................................   A-12
Schedule of Investments ..........................................   A-13

PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 24 PROSPECTUS PART B
The Composition of the Portfolio .................................   B-1
The Trust ........................................................   B-2
Risk Factors and Special Considerations ..........................   B-3
Federal Income Taxes .............................................   B-7
Public Offering of Units .........................................   B-8
 Public Offering Price ...........................................   B-8
 Sales Charge and Volume Discount ................................   B-8
 Employee Discount ...............................................   B-10
 Exchange Option .................................................   B-10
 Conversion Option ...............................................   B-11
 Distribution of Units ...........................................   B-12
 Secondary Market for Units ......................................   B-12
 Sponsor's Profits ...............................................   B-12
Redemption .......................................................   B-13
Valuation ........................................................   B-15
Comparison of Public Offering Price and Redemption Value .........   B-15
Expenses of the Trust ............................................   B-16
Rights of Unitholders ............................................   B-17
Distributions ....................................................   B-17
Reinvestment Plan ................................................   B-17
Administration of the Trust ......................................   B-18
 Accounts ........................................................   B-18
 Reports and Records .............................................   B-18
 Portfolio Supervision ...........................................   B-19
Amendment of the Indenture .......................................   B-19
Termination of the Trust .........................................   B-20
Sponsor ..........................................................   B-20
Trustee ..........................................................   B-21
Independent Auditors .............................................   B-21
Legal Opinions ...................................................   B-21

PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 24 - PROSPECTUS PART A


BRIEF DESCRIPTION OF THE TRUST


1. THE TRUST'S OBJECTIVES.

 o The Trust invests in a fixed portfolio of domestic stocks which have, in PaineWebber's opinion, an above-average potential for capital appreciation. PaineWebber believes that such stocks are likely to benefit from the emergence of a new industry: the "Info Utility Industry".


 o The stocks in the Trust are issued primarily by technology and telecommunications companies that are participating in the building of the Info Utility Industry. These companies include: Advisors, Operators of Server Farms, Software Providers, Hardware Providers, Personal Computer Manufacturers, Internet Service Providers, Providers of Electronic Connections to the Web, Bandwidth (the Transmission Capacity of a Communications Network) Providers and Domain Name (the Unique Name That Identifies an Internet Site) Registration Service Providers.


 o The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's portfolio is not managed and stocks are not sold because of market changes.


2. THE PORTFOLIO'S INVESTMENT STRATEGY IS TO INVEST IN INFO UTILITY INDUSTRY STOCKS.

 o PaineWebber observes that, just as, in the early 20th century, electric utilities permitted firms and households to "outsource" the age-old function of power generation, so is the Internet making it possible to outsource another age-old function: information management. We are witnessing the rise of a new industry -- the Info Utility Industry -- which feeds data to the rest of the economy, much as the electric utility industry provides energy. As most individual households now depend on electric utility companies for their energy needs, PaineWebber believes that most individual businesses will depend on the Info Utility companies for their information management needs.

 o Instead of running Web sites on their own computers, companies are outsourcing this function to "server farms," or data centers, run by other companies. These "server farms" are giant warehouses where hundreds of computers operate Web sites and run other applications for corporate customers. As corporate operations shift to the Web, PaineWebber believes that other data-processing functions will be outsourced to Info Utilities. So the emergence of this industry is part and parcel of the shift to Web-based computing.

 o PaineWebber believes that there are seven forces driving the emergence of Info Utilities:

   o The collapsing cost of bandwidth makes it feasible to store data in offsite computers and to access it as needed.

   o Information management is becoming more important and complex, and therefore best left in the hands of sophisticated specialists.

   o Info Utilities' costs are low because they possess economies of scale -- an important consideration for customers as managing information becomes a larger share of their total costs.

   o Info Utilities allow customers to tap expertise they cannot hire in a tight high-tech labor market.

   o The computer virus factor: Info Utilities are expert at guarding against computer viruses and hackers.

   o Minimizing "total cost of ownership" of computers: it is cheaper to maintain and upgrade systems if they are centralized in a data center, rather than dispersed among many local area networks.

   o "Digital Democratization:" Info Utilities enable small and mid-sized businesses, which could not install the most sophisticated software packages in-house, to use such software.


 o The Trust plans to hold until its termination on March 31, 2003 a portfolio of stocks of companies which PaineWebber believes are involved in the building of the emerging Info Utility Industry. These companies include:

   o  Companies that build a corporate presence on the Web:


      o  Advisors (Electronic Data Systems, Proxicom, Scient)

      o  Operators of Server Farms (Verio, Digex, Exodus)

      o  Bandwidth Providers (MCI WorldCom, Qwest Communications)

      o  Software (Oracle, Infospace.com, Microsoft, Citrix)

      o Hardware -- Enterprise Hardware (Sun Microsystems, IBM, Intel); Printers (Hewlett-Packard); Telecom Equipment (Cisco, Lucent, Nortel Networks)

      o  Domain Names (Network Solutions)


   o   Companies that connect consumers to the Web:


      o  Personal Computers (Gateway)

      o  Internet Service Providers (America Online)

      o Electronic connections to the Web -- Cable (AT&T, Comcast); Satellite (Hughes Electronics); Retailers (Tandy)


SUMMARY OF RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.


1. RISKS OF INVESTING IN THE TRUST

     Certain risks are involved with an investment in a Unit Trust which is "concentrated" in a particular industry, industry sector or industry segment.


 o Because the Portfolio is concentrated in the technology and telecommunications sectors of the economy, many of the risks faced by other companies in the technology and telecommunication sectors may also apply to the portfolio securities, and adverse developments in either sector may affect the value of your units. When stocks in a particular sector make up 25% or more of the Portfolio, it is said to be "concentrated" in that sector, which makes the Portfolio less diversified.


 o Stock prices can be volatile generally, and technology stock prices can be extremely volatile. Technology stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and many have exceptionally high price-to-earnings ratios or have little or no earnings histories.

 o Many technology and telecommunications companies are rapidly developing and highly competitive, both domestically and internationally. They often experience intense competition from large established companies and potential competition from small start-up companies. Many technology and telecommunications companies may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel. Such companies may be adversely affected by worldwide scientific and technological development and rapid product obsolescence, the need for a continued substantial investment in research and development and increased government regulation.

 o Many technology and telecommunications companies will require substantial capital to acquire and maintain sophisticated technology. Such companies are generally subject to short product life cycles, aggressive pricing and reduced profit margins, the loss of patent, copyright and trademark protections, cyclical market patterns, evolving industry standards and frequent new product introductions.

 o Technology and telecommunications companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

Certain risks are involved with an investment in a unit trust which holds common stocks. For example:

     THE TRUST IS NOT "MANAGED"

 o The Trust, unlike a mutual fund, is not "managed" and stocks will not be sold by the Trust to take advantage of market fluctuations. The Trust may continue to purchase or hold stocks during the life of the Trust even though their market value may have changed.

     THE TRUST MAY SELL PORTFOLIO STOCKS

 o Although the Trust is not managed, the Trust portfolio may not remain constant during the life of the Trust. The Trustee may be required to tender stocks under certain circumstances or to sell stocks in the event certain negative events occur.

 o The sale of stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.

 o If many investors sell their Units, the Trust will have to sell stocks. These sales could result in losses for the Trust and increase your share of Trust expenses.

     THE TRUST WILL SELL PORTFOLIO STOCKS TO PAY TRUST EXPENSES AND MEET REDEMPTIONS

 o Because most of the stocks in the Trust do not pay any dividend income, the Trustee will be required to sell stocks to pay Trust expenses and meet redemptions.

     THE PRICE AND VALUE OF UNITS WILL FLUCTUATE DURING THE TRUST'S TERM.

 o Stock prices may decline during the life of the Trust. The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.

 o Assuming no changes occur in the prices of the stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge.

 o The stocks in the Trust's portfolio will generally trade on a domestic stock exchange or in the over-the-counter market. PaineWebber cannot assure you that a liquid trading market will exist. The value of the Trust's portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.


 o Additional stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust's payment of these brokerage fees and other expenses.


     THE INVESTMENT STRATEGY MAY NOT PRODUCE THE ANTICIPATED RESULTS.


2. RISKS OF INVESTING IN STOCKS


INVESTING ALWAYS INVOLVES RISKS. The risks described below are the most significant risks associated with investing in the stocks held by the Trust.


 o Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.


 o Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.


 o The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, the financial condition of the issuers of stocks, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust's stocks in particular.


3. YEAR 2000 PROBLEM RISKS



 o Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem"). As with all investment and financial entities, the Year 2000 Problem may have an adverse impact upon the handling of securities trades, pricing and account services and other activities conducted by or for the Trust. The Sponsor and the Trustee have taken steps to address the Year 2000 Problem with respect to the computer systems they use and to obtain reasonable assurances that similar steps have been taken by the Trust's other service providers. Operations ran smoothly from the last week in December through February, but the Year 2000 Problem may yet have an adverse impact on financial market participants and other entities, including the companies whose stocks are contained in the Trust's Portfolio.




FEES AND EXPENSES


     This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, when investing in Units of the Trust.

ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST



                                                          AMOUNT
                                                         AS A % OF        AMOUNT PER
                                                        NET ASSETS      $1,000 INVESTED
                                                        (AS OF THE        (AS OF THE
                                                       FIRST DAY OF      FIRST DAY OF
                                                        THE TRUST)        THE TRUST)
                                                       ------------     ---------------
   Trustee's Fee                                           .172%            $ 1.70
   Portfolio, Bookkeeping and Administrative Expenses      .078%            $ 0.77
   Other Operating Expenses                                .024%            $ 0.24
                                                           ----             ------
      Total                                                .274%            $ 2.71
                                                           ====             ======
ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(1)     .202%            $ 2.00
                                                           ----             ------
SALES CHARGES(2)
   Maximum 1% Initial Sales Charge
   Total Deferred Sales Charges of $25.00 per 100
    Units(3)



----------
(1) Applicable only to purchasers of Units during the initial offering period.

(2) Unitholders pay a combination of Initial and Deferred Sales Charges. The Initial Sales Charge is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For futher details, see "Public Offering of Units -- Sales Charge and Volume Discount" and "-- Employee Discount" in Part B of this Prospectus.


(3) The Deferred Sales Charge of $2.50 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years one (1) and two (2) of the Trust's 3-year life, aggregating $25.00 per 100 Units during such period. See "Public Offering Price -- Sales Charge and Volume Discount" and "Administration of the Trust" in Part B of this Prospectus for further details.



EXAMPLE

     This example may help you compare the cost of investing in the Trust to the cost of investing in other funds.

     The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


1 YEAR      2 YEARS     3 YEARS
--------   ---------   --------
$  272        $424       $451


     See "Expenses of the Trust" in Part B of this Prospectus for additional information regarding expenses.

BRIEF DESCRIPTION OF THE TRUST'S INVESTMENT PORTFOLIO.


 o The common stocks in the Trust's portfolio have been issued by companies who receive income and derive revenues primarily from the technology and telecommunications sectors participating in the building of the Info Utility industry, but whose primary industry is listed in the "Schedule of Investments" in Part A of this Prospectus.

 o The "Schedule of Investments" in Part A of this Prospectus also identifies how each stock was selected in light of the Investment Strategy for the Trust.




                                            APPROXIMATE PERCENT OF AGGREGATE
PRIMARY INDUSTRY SOURCE                        MARKET VALUE OF THE TRUST
----------------------------------------   ---------------------------------
Cable TV ...............................                  3.86%
Computers -- Hardware/Software .........                 30.64%
Electronics/Semi-Conductors ............                  3.88%
Internet Content .......................                  7.63%
Internet Software ......................                 23.23%
Networking Products ....................                  3.87%
Retail -- Consumer Electronics .........                  3.88%
Satellite Broadcasting .................                  3.77%
Telecommunications .....................                 19.24%


IS THIS TRUST APPROPRIATE FOR YOU?

     Yes, if you are seeking capital appreciation over the life of the Trust by investing in common stocks issued by companies which PaineWebber selected for their growth potential. You will receive an interest in a professionally selected portfolio whose risk is reduced by investing in stocks of several different issuers. Because this portfolio focuses on one industry, it should be considered as a vehicle for investing a portion of your assets and not as a complete equity investment program.

     No, if you are not comfortable with the portfolio, if you want a more diversified portfolio, if you want an investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or the increased risks involved with an aggressive growth equity investment, or if you need current income or if you are seeking preservation of capital.

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                           AS OF FEBRUARY 29, 2000(1)



SPONSOR:  PaineWebber Incorporated

TRUSTEE:  Investors Bank & Trust Company

INITIAL DATE OF DEPOSIT: March 1, 2000
   TOTAL VALUE OF SECURITIES HELD BY THE TRUST: .............................   $990,020
   TOTAL NUMBER OF UNITS(2): ................................................   100,000
   FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH UNIT: .....   1/100,000th
   CALCULATION OF PUBLIC OFFERING PRICE PER UNIT(2), (3)
    Public Offering Price per Unit ..........................................   $10.00
    Less Reimbursement to Sponsor for Initial Organizational Costs6 .........   $0.02
    Less Initial Sales Charge(4)* of 1% of Offering Price
     (1.00% of net amount invested per 100 Units) ...........................   $0.10
    Net Asset Value per Unit ................................................   $9.88
    Net Asset Value for 100,000 Units .......................................   $988,020
    Divided by 100,000 Units(2)..............................................   $9.88

REDEMPTION VALUE**: .........................................................   $9.775

EVALUATION TIME: ............................................................   Closing time of the regular
                                                                                  trading session on the New
                                                                                  York Stock Exchange, Inc.
                                                                                  (ordinarily 4:00 P.M. New
                                                                                  York time).

INCOME ACCOUNT DISTRIBUTION DATES(5): .......................................   December 25, 2000 and
                                                                                  annually thereafter and on
                                                                                  the Mandatory
                                                                                  Termination Date.

CAPITAL ACCOUNT DISTRIBUTION DATES(5): ......................................   December 25, 2000, and
                                                                                  annually thereafter and on
                                                                                  the Mandatory
                                                                                  Termination Date. No
                                                                                  distributions of less than
                                                                                  $.05 per Unit need be
                                                                                  made from the Capital
                                                                                  Account on any
                                                                                  Distribution Date.

RECORD DATES: ...............................................................   December 10, 2000 and
                                                                                  annually thereafter.

MANDATORY TERMINATION DATE: .................................................   March 31, 2003

DISCRETIONARY LIQUIDATION AMOUNT: ...........................................   50% of the value of Securities
                                                                                  upon completion of the
                                                                                  deposit of the Securities.

ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(6): .....................   $0.02 per Unit.



                                                          Continued on page A-10

ESSENTIAL INFORMATION REGARDING THE TRUST (CONTINUED)
ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST(7) .....................   $0.0271 per Unit.
 Trustee's Fee ..........................................................   $0.0170 per Unit.
 Portfolio, Bookkeeping and Administrative Expenses .....................   $0.0077 per Unit.
 Other Operating Expenses ...............................................   $0.0024 per Unit.


----------
1 The date prior to the Initial Date of Deposit.

2 As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price Per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the Stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.


3 The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable sales charges and will vary on any date after March 1, 2000 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional securities will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividends in the Income Account. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation" in Part B of this Prospectus).

4 The Initial Sales Charge is 1% per 100 Units. In addition, ten (10) monthly
  Deferred Sales Charges of $2.50 per 100 Units (totalling $25.00 per 100 Units) will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years one (1) and two (2) of the Trust's three year life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus.


5 See "Distributions" in Part B of this Prospectus.


6 Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.02 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


7 See "Expenses of the Trust" in Part B of this Prospectus. Estimated dividends from the stocks purchased, based upon last dividends actually paid, are expected by the Sponsor to be insufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell stocks in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust" in Part B of this Prospectus.)

* The sales charge will not be assessed on stocks sold to reimburse the Sponsor for the Initial Organizational Costs.

** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges for the first year of $0.125 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value" in Part B of this Prospectus).

                        REPORT OF INDEPENDENT AUDITORS



        THE UNITHOLDERS, SPONSOR AND TRUSTEE
        THE PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 24


        We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, Growth Stock Series 24, including the Schedule of Investments, as of March 1, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of March 1, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, Growth Stock Series 24 at March 1, 2000, in conformity with accounting principles generally accepted in the United States.



                                              ERNST & YOUNG LLP



        New York, New York
        March 1, 2000

                         THE PAINEWEBBER EQUITY TRUST,
                            GROWTH STOCK SERIES 24
                            STATEMENT OF NET ASSETS

                 AS OF INITIAL DATE OF DEPOSIT, MARCH 1, 2000



                           NET ASSETS
                           ----------
Sponsor's Contracts to Purchase underlying Securities backed by
 irrevocable letter of credit (a) .................................   $  990,020
Reimbursement to Sponsor for Initial Organizational Costs (b) .....       (2,000)
                                                                      ----------
    Total .........................................................   $  988,020
                                                                      ==========
Units outstanding (c) .............................................      100,000

                     ANALYSIS OF NET ASSETS
                     ----------------------
Cost to investors (d) ............................................   $1,000,000
Less: Gross underwriting commissions (e) .........................       (9,980)
   Reimbursement to Sponsor for Initial Organizational Costs             (2,000)
                                                                     ----------
   Net Assets ....................................................   $  988,020
                                                                     ==========

----------

     (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" in this Prospectus Part A is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus. See also the column headed "Cost of Securities to Trust" under "Schedule of Investments" in this Prospectus Part A. Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Bank of America in the amount of $1,500,000 has been deposited with the Trustee, Investors Bank & Trust Company, for the purchase of $990,020 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.02 per Unit based upon the expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


     (c) Because the value of stocks at the Evaluation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

     (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus.


     (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, ten (10) monthly Deferred Sales Charges of $2.50 per 100 Units (totalling $25.00 per 100 Units) will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years (1) and (2) of the Trust's 3-year life. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charges obligation of the Unitholders to the Sponsor will be met. If Units are sold, redeemed or exchanged prior to March 10, 2001, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged on or after March 10, 2001, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus. Based on the projected total assets of $50,000,000, the estimated aggregate maximum Deferred Sales Charge in the aggregate would be $1,250,000.

                         THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 24


                            SCHEDULE OF INVESTMENTS


                  AS OF INITIAL DATE OF DEPOSIT, MARCH 1, 2000



COMMON STOCKS (1)



                     PRIMARY INDUSTRY SOURCE AND                         NUMBER OF     COST OF SECURITIES
                            NAME OF ISSUER                                 SHARES        TO TRUST(2)(3)
                            --------------                                 ------        --------------
Cable TV (3.86%)
 Comcast Corporation* (Electronic Connections to the Web -- Cable)           900         $  38,250.00
Computers -- Hardware/Software (30.64%)
 Citrix Systems, Inc.* (Software)                                            360            37,957.50
 Electronic Data Systems Corporation (Advisors)                              580            37,555.00
 Gateway Inc.* (Personal Computers)                                          560            38,500.00
 Hewlett-Packard Company (Hardware -- Printers)                              290            39,005.00
 International Business Machines Corporation (IBM) (Hardware --
   Enterprise Hardware)                                                      360            36,720.00
 Microsoft Corporation* (Software)                                           430            38,431.25
 Oracle Corporation* (Software)                                              510            37,867.50
 Sun Microsystems, Inc.* (Hardware -- Enterprise Hardware)                   390            37,147.50
Electronics/Semi-Conductors (3.88%)
 Intel Corporation (Hardware -- Enterprise Hardware)                         340            38,420.00
Internet Content (7.63%)
 InfoSpace.com, Inc.* (Software)                                             170            36,890.00
 Network Solutions, Inc.* (Domain Names)                                     120            38,692.50
Internet Software (23.23%)
 America Online, Inc.* (Internet Service Providers)                          660            38,940.00
 Digex, Inc.* (Operators of Server Farms)                                    230            37,260.00
 Exodus Communications, Inc.* (Operators of Server Farms)                    270            38,441.25
 Proxicom, Inc.* (Advisors)                                                  910            38,106.25
 Scient Corporation* (Advisors)                                              550            38,912.50
 Verio Inc.* (Operators of Server Farms)                                     510            38,281.24
Networking Products (3.87%)
 Cisco Systems, Inc.* (Hardware -- Telecom Equipment)                        290            38,334.38
Retail -- Consumer Electronics (3.88%)
 Tandy Corporation (Electronic Connections to the Web -- Retailers)        1,010            38,443.13
Satellite Broadcasting (3.77%)
 General Motors Corporation - Class H* (Hughes Electronics)                  310            37,355.00
   (Electronic Connections to the Web -- Satellite)
Telecommunications (19.24%)
 AT&T Corp. (Electronic Connections to the Web -- Cable)                     780            38,561.25
 Lucent Technologies Inc. (Hardware -- Telecom Equipment)                    640            38,080.00
 MCI WorldCom, Inc.* (Bandwidth Providers)                                   850            37,931.25

                         THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 24

                      SCHEDULE OF INVESTMENTS (CONTINUED)

                  AS OF INITIAL DATE OF DEPOSIT, MARCH 1, 2000

COMMON STOCKS (1)



                   PRIMARY INDUSTRY SOURCE AND                      NUMBER OF     COST OF SECURITIES
                         NAME OF ISSUER                               SHARES        TO TRUST(2)(3)
                         --------------                               ------        --------------
 Telecommunications (continued)
 Nortel Networks Corporation (Hardware -- Telecom Equipment)           340          $  37,910.00
 Qwest Communications International Inc.* (Bandwith Providers)         820             38,027.50
                                                                                    ------------
   TOTAL INVESTMENTS                                                                $ 990,020.00
                                                                                    ============


----------
(1)   All stocks are represented entirely by contracts to purchase such stocks.

(2) Valuation of the stocks by the Trustee was made as described in "Valuation" in Part B of this Prospectus as of the close of business on the business day prior to the Initial Date of Deposit.

(3)   The loss to the Sponsor on the Initial Date of Deposit is $1.
 *    Non-income producing security.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                           PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 24



     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                    SPONSOR:



                            PAINEWEBBER INCORPORATED

         Prospectus Part B may not be distributed unless accompanied by
                              Prospectus Part A.


     This Prospectus Part B contains a description of the important features of the PaineWebber Equity Trust, Growth Stock Series 24 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.


            THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                     PROSPECTUS PART B DATED MARCH 1, 2000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                           PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 24
                               PROSPECTUS PART B

--------------------------------------------------------------------------------

                    THE COMPOSITION OF THE TRUST PORTFOLIO

     The objective of the PaineWebber Equity Trust, Growth Stock Series 24 (the "Trust") is to provide for capital appreciation through an investment in equity stocks which have, in the Sponsor's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation, because the issuers of such stocks are likely to prosper from emergence of and rise in the Info Utility industry as described in Part A. (Such stocks are referred to herein as the "Stocks" or the "Securities".) OF COURSE, THERE CAN BE NO ASSURANCE THAT THE OBJECTIVE OF THE TRUST WILL BE ACHIEVED.

     Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust where additional Units are to be offered to the public. (See "The Trust" in Part B of this Prospectus). Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during such deposits of Additional Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Additional Securities. (See "The Trust" and "Risk Factors and Special Considerations" in Part B of this Prospectus.)


     Public Offering Price. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $25.00 per 100 Units over the first (1st) and second (2nd) years of the Trust's life. For example, on the Initial Date of Deposit, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $2.50 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February ) in both years one (1) and two (2) of the Trust's 3-year term, for a total of $25.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The sales charges are reduced on a graduated scale for volume purchasers and are reduced for employees of the Sponsor. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment may, depending upon the date of such redemption or repurchase, have the amount of any remaining installments deducted from the redemption or repurchase proceeds. (See "Public Offering of Units" in Part B of this Prospectus.) In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price" in Part B of this Prospectus.


     Distributions. The Stocks in the Trust were chosen for their potential for capital appreciation, not for their income potential. The Trustee will make distributions on the Distribution Dates. (See "Distributions" and "Administration of the Trust" in Part B of this Prospectus.) Unitholders may elect to have their Income Account and Capital Account distributions, if any, automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan" in Part B of this

Prospectus). (Such Units will be subject to the Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


     Termination. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust" in Part B of this Prospectus). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust fifteen days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately three (3) years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes" in Part B of this Prospectus.)


     Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation" in Part B of this Prospectus.) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption" in Part B of this Prospectus.)


THE TRUST

     The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is capital appreciation through an investment principally in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, potential for capital appreciation. Of course, there can be no assurance that the objective of the Trust will be achieved.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation." In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.


     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original



----------
*Reference is hereby made to such Trust Indenture and Agreement and any statements contained in both Parts A and B of this Prospectus are qualified in their entirety by the provisions of such Trust Indenture and Agreement.

proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering Of Units--Public Offering Price" in this Prospectus Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan" in Part B of this Prospectus).



     On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust" in Part B of this Prospectus.)

     INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "TRUST ADMINISTRATION--PORTFOLIO ADMINISTRATION" IN PART B OF THIS PROSPECTUS). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED RATES OF APPRECIATION.

     Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.


     Investors should note in particular that the Securities were selected by the Sponsor as of the day before the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS

     An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.

     Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

     In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" in Part A of this Prospectus.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.


     In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made fifteen days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

     BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES, OR ACQUIRE NEW SECURITIES, ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION" IN PART B OF THIS PROSPECTUS.)

     A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.


     Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 and therefore may not properly process and calculate date-related information and data (commonly known as the "Year 2000 Problem"). As with all investment and financial entities, the Year 2000 Problem may have an adverse impact upon the handling of securities trades, pricing and account services and other activities conducted by or for the Trust. The Sponsor and the Trustee have taken steps to address the Year 2000 Problem with respect to the computer systems they use and to obtain reasonable assurances that similar steps have been taken by the Trust's other service providers. Operations ran smoothly from the last week in December through February, but the Year 2000 Problem may yet have an adverse impact on financial market participants and other entities, including the companies whose stocks are contained in the Trust's Portfolio.


     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

     The Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

     Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see "Administration of the Trust--Portfolio Supervision" in Part B of this Prospectus).


FEDERAL INCOME TAXES

     In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see "Reinvestment Plan" in this Prospectus Part B).

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

     The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

     General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust.

     Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

     To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.

     A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

     Capital gains realized by noncorporate taxpayers are generally taxable at a maximum rate of 20% if the taxpayer has a holding period of more than 12 months.

     Unitholders will be taxed in the manner discussed above regardless of whether distributions from the Trust are actually received by the Unitholder in cash or are reinvested pursuant to the "Reinvestment Plan" described later in this Prospectus Part B. Unitholders exercising the Exchange Option may also experience certain adverse tax consequences as described in the "Exchange Option" described later in this Prospectus Part B.

     Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.


     PUBLIC OFFERING OF UNITS

     Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation" in Part B of this Prospectus.) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus) due to fluctuations in the value of the Stocks among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount under "Essential Information Regarding the Trust" in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" in Part B of this Prospectus for a description of the method by which the Trustee will sell such Securities.


     Sales Charge and Volume Discount. Subject to variations discussed below, Units will be charged a Total Sales Charge of approximately 3.50% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be 1.00% of the Public Offering Price. In the first year, assuming a purchase on the Initial Date of Deposit of 100 Units, the Initial Sales Charge will be

$10.00. Commencing in the eighth (8th) month of the Trust's first year (October) and continuing through the twelfth (12th) month of the Trust's first year (February) and then commencing again in the eighth (8th) month of the Trust's second year (October) and continuing through the twelfth (12th) month of the Trust's second year (February), the Deferred Sales Charge per 100 Units will be $12.50 per year, approximately 1.25% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $12.50 per year for the first two years of the Trust, regardless of the price paid for Units, the Total Sales Charges expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if you buy 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and hold the Units until the Trust terminates, you will pay a Total Sales Charge of $35.00 or 3.50% of the acquisition price for such Units. If, however, you buy 100 Units for $950.00 (including the Initial Sales Charge of $9.50), you will pay a Total Sales Charge of $34.50 or 3.63% of the acquisition price for such Units. Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $36.00 or 3.3% of the acquisition price for such Units.

     The monthly Deferred Sales Charge is a charge of $2.50 per 100 Units and is accrued in five (5) installments each year of the Trust during the first
(1st) and second (2nd) full years of the three (3) year term of the Trust ($12.50 annual total). Units purchased after an accrual date for a Deferred Sales Charge installment are not subject to any Deferred Sales Charge installments prior to such purchase date. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor. If Units are sold, redeemed or exchanged prior to March 10, 2001, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged on or after March 10, 2001, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted.

     The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor upon the Sponsor's request. The Trustee is directed to sell Securities to make this payment. It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment in the second year of the Trust. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sales of Securities to satisfy this liability.


     A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.

     SALES CHARGES ON THE INITIAL DATE OF DEPOSIT THROUGH FEBRUARY 6, 2002


                                       INITIAL SALES CHARGE                TOTAL SALES CHARGE
                                ---------------------------------- ----------------------------------
                                                                                                       MAXIMUM DOLLAR
                                                                                                         AMOUNT OF
                                                                                                       DEFERRED SALES
AGGREGATE DOLLAR                 AS % OF PUBLIC     AS % OF NET     AS % OF PUBLIC     AS % OF NET       CHARGE PER
VALUE OF UNITS*                  OFFERING PRICE   AMOUNT INVESTED   OFFERING PRICE   AMOUNT INVESTED     100 UNITS
------------------------------- ---------------- ----------------- ---------------- ----------------- ---------------
 Less than $50,000 ............     1.00%               1.01%             3.50%            3.63%          $ 25.00
 $50,000 to $99,999 ...........      .75                 .76              3.25             3.36           $ 25.00
 $100,000 to $249,999..........      .50                 .50              3.00             3.09           $ 25.00
 $250,000 to $499,999 .........      .25                 .25              2.75             2.83           $ 25.00
 $500,000 to $999,999..........      .00                 .00              2.50             2.56           $ 25.00
 $1,000,000 or more............   negotiable

----------
* The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

     The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan" in Part B of this Prospectus).

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge.

     Exchange Option. Unitholders may elect to exchange any or all of their Units of this Growth Stock Series of the PaineWebber Equity Trust for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Sales (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series for the 30 day period prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option.

     Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of this Growth Stock Series and paid the Initial Sales Charge and any Deferred Sales Charges that, in total, was an amount less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange. Owners of Units of this Growth Stock Series electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge ("Deferred Sales Charge Units") will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

     The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this Growth Stock Series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

     An exchange of units pursuant to the Exchange Option will normally constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss. Unitholders are advised to consult their own tax advisors as to the tax consequences of exchanging units in their particular case.

     The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

     To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units of this series to purchase units of one or more of the Exchange Trusts. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the aggregate bid price per Unit of the securities in the portfolio of the Trust. Units of the Exchange Trust, however, will be sold to the Unitholder at a reduced sales charge as discussed above. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

     Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units ("Conversion Trust Units") directly to acquire available units of any Exchange Trust having an up-front sales load at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units will be permitted to use the cash proceeds received from the sale or redemption of those units to acquire units of this Growth Stock Series, or any other Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two-thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

     Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.


     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $18 per 100 Units in the first year, and $10 per 100 Units in the second year, of the Trust, (a concession of 80% of the Total Sales Charge during the first and second years of the Trust) subject to change from time to time. Volume incentives can be earned as a marketing allowance by "Eligible Dealer Firms" who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the PaineWebber Equity Trust Growth Stock Series 24 sold in the primary market (the "Incentive Period"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for PaineWebber unit trusts in the form of distributing or permitting the distribution of marketing materials and other product information. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving Growth Stock Series 24 originated from client accounts only, during the Incentive Period.



TOTAL DOLLAR AMOUNT SOLD OVER
INCENTIVE PERIOD                           VOLUME INCENTIVE DURING THE INCENTIVE PERIOD
---------------------------------   ---------------------------------------------------------
$1,000,000 to $2,999,999.........   Additional 2% on sales between $1,000,000 and $2,999,999
$3,000,000 to $4,999,999.........   Additional 4% on sales between $3,000,000 and $4,999,999
$5,000,000 or more...............   Additional 7% on sales above/over $5,000,000



     Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption" in Part B of this Prospectus. Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

     Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption" in Part B of this Prospectus).

     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation" in Part B of this Prospectus. The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

     Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.


REDEMPTION

     Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee, but any remaining Deferred Sales Charge installments will be deducted at that time. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

     Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation" in Part B of this Prospectus). Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment, may, depending upon the date of such redemption, have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor (see "Public Offering of Units" in Part B of this Prospectus).

     A redemption request is deemed received on the business day (see "Valuation" in Part B of this Prospectus for a definition of business day) when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 p.m. New York time). If it is received after that time, it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).


     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. It is expected that the Trustee will be required to sell Securities to meet redemptions because most of the stocks in the Trust do not pay any dividend income. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust" in Part B of this Prospectus.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation" in Part B of this Prospectus. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933.

     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.


VALUATION

     The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and
(y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

     The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon),
(2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

     The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information Regarding the Trust" in Part A of this Prospectus). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.


EXPENSES OF THE TRUST


     The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $0.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $0.0170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $0.0066 which include, but are not limited to certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.


     The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account which is expected, from the Capital Account (see "Administration of the Trust--Accounts" in Part B of this Prospectus): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the

Trustee to protect the Trust and the rights and interests of the Unitholders;
(5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and
(7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

     The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

     The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be insufficient to pay the estimated expenses of the Trust. Most of the stocks in the Trust do not pay any dividend income, and to the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee will be required to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption" in Part B of this Prospectus.


RIGHTS OF UNITHOLDERS

     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.


DISTRIBUTIONS

     The Trustee will distribute net dividends and interest, if any, from the Income Account on the annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.0500 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information Regarding the Trust" in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

     If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in Additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of Additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

     Unitholders may elect to have their Income Account and Capital Account distributions, if any, automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See "Reinvestment Plan" in Part B of this Prospectus).

     Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust" in Part B of this Prospectus.)


REINVESTMENT PLAN

     Income Account and Capital Account distributions, if any, on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan" in Part B of this Prospectus). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust" in Part B of this Prospectus. Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units purchased. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.


ADMINISTRATION OF THE TRUST

     Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

     The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation" in Part B of this Prospectus.

     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption" in Part B of this Prospectus). Because most of the stocks in the Trust do not pay any dividend income, the Trustee will be required to sell stocks to pay Trust expenses and cover redemptions.

     In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay such sales charges until after February 7, 2001 and February 6, 2002.


     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

     Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

     Within a reasonable period of time after the end of each calendar year, commencing with calendar year 2000, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon a decrease in the Sponsor's internal rating of the Security;

     (7) if the sale of such Securities is desirable to maintain the qualification of the Trust Fund as a "regulated investment company"; or

     (8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

     Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust" in Part B of this Prospectus. The Trustee may also dispose of Securities where necessary to pay Initial Organizational Costs, Trust expenses, Deferred Sales Charge installments or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion.


AMENDMENT OF THE INDENTURE

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not materially adversely affect the interest of the Unitholders.

     The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions" in Part B of this Prospectus). There can be no assurance that a favorable no-action letter response will be received.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

     The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.


TERMINATION OF THE TRUST

     The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.


     Unless advised to the contrary by the Sponsor, approximately 15 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR

     The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.


INDEPENDENT AUDITORS


     The Statement of Net Assets and Schedule of Investments, audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.



LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                           PAINEWEBBER EQUITY TRUST

                             GROWTH STOCK SERIES 24

                      TRUSTEE:                      SPONSOR:

INVESTORS BANK & TRUST COMPANY                      PAINEWEBBER INCORPORATED
               Hancock Towers,                      1200 Harbor Boulevard,
          200 Clarendon Street                      Weehawken, NJ 07087
              Boston, MA 02116                      (201) 352-3000
                (800) 356-2754

--------------------------------------------------------------------------------

This Prospectus does not include all of the information with respect to The PaineWebber Equity Trust, Growth Stock Series 24 set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:

    o  Securities Act of 1933 (File No. 333-90837) and

    o  Investment Company Act of 1940 (File No. 811-3722)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--
WRITE: Public Reference Section of the Commission

     450 Fifth Street, N.W., Washington, D.C. 20549-0102
CALL: 1-202-942-8090

VISIT:  http://www.sec.gov



--------------------------------------------------------------------------------



No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.



--------------------------------------------------------------------------------

PROSPECTUS DATED MARCH 1, 2000

                       CONTENTS OF REGISTRATION STATEMENT


                  This registration statement comprises the following documents:

                           The facing sheet.
                           The Prospectus.
                           The Undertaking to file reports.
                           The signatures.
                           Written consents of the following persons:
                                    Ernst & Young LLP (included in Exhibit
                                    99.C2) Carter, Ledyard & Milburn (included in Exhibits 99.2 and 99.C1)

                  The following exhibits:


                      1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

                      2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee, incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.

                      3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

                      4. Ex.-99.A6 - Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

                      5. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

                      6. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

                      7. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

                      8. Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                              FINANCIAL STATEMENTS
                              --------------------

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

PaineWebber Incorporated-Financial Statements incorporated by reference to Form 10-K and Form 10-Q (File No. 1-7367), respectively.

SIGNATURE


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 1st day of March, 2000.



                              THE PAINEWEBBER EQUITY TRUST,
                                   GROWTH STOCK SERIES 24
                                   (Registrant)
                                   By: PaineWebber Incorporated
                                   (Depositor)



                                   /s/ Robert E. Holley
                                   -------------------------------
                                   Robert E. Holley
                                   Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 1st day of March, 2000.


PAINEWEBBER INCORPORATED

     Name                                 Office
     ----                                 ------

Donald B. Marron                          Chairman, Chief Executive
                                          Officer, Director & Member of
                                          the Executive Committee*
Regina A. Dolan                           Executive Vice President, Chief
                                          Financial Officer & Director of
                                          PaineWebber Incorporated*

Joseph J. Grano, Jr.                      President, Retail Sales & Marketing,
                                          Director & Member of the Executive
                                          Committee*

Steve P. Baum                             Executive Vice President, Director of
                                          PaineWebber Incorporated*

Robert H. Silver                          Executive Vice President Director of
                                          PaineWebber Incorporated*

Mark B. Sutton                            Executive Vice President, Director of
                                          PaineWebber Incorporated*

Margo N. Alexander                        Executive Vice President, Director of
                                          PaineWebber Incorporated*

Terry L. Atkinson                         Managing Director, Director of
                                          PaineWebber Incorporated*

Brian M. Barefoot                         Executive Vice President, Director of
                                          PaineWebber Incorporated*

Michael Culp                              Managing Director, Director of
                                          PaineWebber Incorporated*

Edward M. Kerschner                       Managing Director, Director of
                                          PaineWebber Incorporated*

James P. MacGilvray                       Executive Vice President, Director of
                                          PaineWebber Incorporated*


                                          By

                                          /s/ Robert E. Holley
                                          -------------------------------
                                          Robert E. Holley
                                          Attorney-in-fact*


----------

* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.

                                  EXHIBIT INDEX

1. Ex.-99.A1 -- Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697).

2. Ex.-99.A2 -- Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee, incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998.

3. Ex.-99.A5 -- Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

4. Ex.-99.A6 -- Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit 8 in File No. 2-88344).

5. Ex.-99.A6 -- By_Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No. 811-3722).

6. Ex.-99.2 -- Opinion of Counsel as to legality of securities being registered and consent of Counsel.

7. Ex.-99.C1 -- Opinion of Counsel as to income tax status of securities being registered.

8.   Ex.-99.C2 -- Consent of Ernst & Young LLP, Independent Auditors.